Exhibit 99.55

Form 62-103F3

REQUIRED DISCLOSURE BY AN ELIGIBLE INSTITUTIONAL INVESTOR UNDER PART4

State if the report is filed to amend information disclosed in an earlier report. Indicate the date of the report that is being amended.

This is an initial report.

ITEM 1 - SECURITY AND REPORTING ISSUER

1.1	State the designation of securities to which this report relates and the name and address of the head office of the issuer of the securities.

This report relates to common shares ("Common Shares") in the capital of Skeena Resources Limited (the "Issuer").

Skeena Resources Limited

650-1021 West Hastings Street

Vancouver, British Columbia

V6E OC3

1.2	State the name of the market in which the transaction or other occurrence that triggered the requirement to file this report took place.

TSX Venture Exchange (the "Exchange")

ITEM 2 - IDENTITY OF THE ELIGIBLE INSTITUTIONAL INVESTOR

2.1	State the name and address of the eligible institutional investor.

Luxor Capital Group, LP ("LCG")

1114 Avenue of the Americas

28th Floor

New York, New York 10036

USA

2.2	State the date of the transaction or other occurrence that triggered the requirement to file this report and briefly describe the transaction or other occurrence.

LCG previously filed a report under Part 4 of National Instrument 62-103 The Early Warning System and Related Take-Over Bid and Insider Reporting Issues ("NI 62-103") in respect of the Issuer dated August 10, 2020 for securityholdings of 18,657,808 Common Shares of the Issuer.

As of October 31, 2020, following ordinary course transactions through the facilities of the Exchange (collectively, the "Transactions") with unknown and unrelated third-party purchasers, LCG owns or exercises control or direction over 19,011,004 Common Shares. As a result of the Transactions and an increase of 23,241,666 of the issued and outstanding Common Shares of the Issuer, for a total of 194,632,101 issued and outstanding Common Shares, LCG's securityholding percentage of Common Shares has decreased from 10.87% to 9.77% of the total issued and outstanding Common Shares of the Issuer.

2.3	State the name of any joint actors.

LCG exercises control or direction over 19,011,004 Common Shares owned by accounts and funds managed by LCG (the "Luxor Funds").

2.4	State that the eligible institutional investor is eligible to file reports under Part 4 in respect of the reporting issuer.

LCG is eligible to file reports under Part 4 of NI 62-103 in respect of the Issuer.

ITEM 3 - INTEREST IN SECURITIES OF THE REPORTING ISSUER

3.1	State the designation and the net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor's securityholding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements.

As at October 31, 2020, following completion of the Transactions, LCG and the Luxor Funds exercise control or direction over 19,011,004 Common Shares, a net increase of 353,196 Common Shares. Since the last report filed on August 10, 2020, the Issuer's issued and outstanding Common Shares has increased to 194,632,101 which has resulted in, in conjunction with the Transactions, a net decrease of 1.10% ofLCG's securityholding percentage of Common Shares, from 10.87% to 9.77% of the total issued and outstanding Common Shares of the Issuer.

3.2	State the designation and number or principal amount of securities and the eligible institutional investor's securityholding percentage in the class of securities at the end of the month for which the report is made.

As at October 31, 2020, LCG exercises control or direction over 19,011,004 Common Shares owned by the Luxor Funds, representing 9.77% of the issued and outstanding Common Shares of the Issuer.

The securityholding percentage of LCG has been calculated in accordance with NI 62-103. LCG has relied on information disclosed on the Issuer's website at www.skeenaresources.com/investors /overview which provides the relevant number of issued and outstanding Common Shares as of October 29, 2020 (the "Issuer's Disclosure"). This is the most recent disclosure of issued and outstanding Common Shares of the Issuer. On the basis of the Issuer's Disclosure, the Issuer has 194,632,101 Common Shares issued and outstanding.

3.3	If the transaction involved a securities lending arrangement, state that fact.

Not applicable

3.4	State the designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities to which this report relates and over which

(a)	the eligible institutional investor, either alone or together with any joint actors, has ownership and control,

Not applicable.

(b)	the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by persons or companies other than the eligible institutional investor or any joint actor, and

Not applicable.

(c)	the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

As at October 31, 2020, LCG exercises control or direction over 19,011,004 Common Shares owned by the Luxor Funds, representing 9.77% of the issued and outstanding Common Shares of the Issuer.

3.5	If the eligible institutional investor or any of its joint actors has an interest in, or right or obligation associated with, a related financial instrument involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the related financial instrument and its impact on the eligible institutional investor's securityholdings.

Not applicable

3.6	If the eligible institutional investor or any of its joint actors is a party to a securities lending arrangement involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the arrangement including the duration of the arrangement, the number or principal amount of securities involved and any right to recall the securities or identical securities that have been transferred or lent under the arrangement.

State if the securities lending arrangement is subject to the exception provided in section 5.7 of NI 62-104.

Not applicable

3.7	If the eligible institutional investor or any of its joint actors is a party to an agreement, arrangement or understanding that has the effect of altering, directly or indirectly, the eligible institutional investor's economic exposure to the security of the class of securities to which this report relates, describe the material terms of the agreement, arrangement or understanding.

Not applicable

ITEM 4 - PURPOSE OF THE TRANSACTION

State the purpose or purposes of the eligible institutional investor and any joint actors for the acquisition or disposition of securities of the reporting issuer. Describe any plans or future intentions which the eligible institutional investor and any joint actors may have which relate to or would result in any of the following:

(a)	the acquisition of additional securities of the reporting issuer, or the disposition of securities of the issuer;

(b)	a sale or transfer of a material amount of the assets of the reporting issuer or any of its subsidiaries;

(c)	a change in the board of directors or management of the reporting issuer, including any plans or intentions to change the number or term of directors or to fill any existing vacancy on the board;

(d)	a material change in the present capitalization or dividend policy of the reporting issuer;

(e)	a material change in the reporting issuer's business or corporate structure;

(f)	a change in the reporting issuer's charter, bylaws or similar instruments or another action which might impede the acquisition of control of the reporting issuer by any person;

(g)	a class of securities of the reporting issuer being delisted from, or ceasing to be authorized to be quoted on, a marketplace;

(h)	the issuer ceasing to be a reporting issuer in any jurisdiction of Canada;

(i)	a solicitation of proxies from securityholders;

(j)	an action similar to any of those enumerated above.

The Transactions were made in the ordinary course of business and the securities described herein are being held for investment purposes. Depending on market and other conditions, LCG and any joint actor may from time to time in the future increase or decrease its ownership of or control or direction over, or exercise its current right to acquire, Common Shares or other securities of the Issuer, through market transactions, private agreements or otherwise.

While LCG or the Luxor Funds have no current plans or intentions that relate to or would result in the items listed in (a) through (j) above, depending on various factors including, without limitation, the price levels of the Common Shares, conditions in the securities markets and general economic and industry conditions, the Issuer's business or financial condition and other factors and conditions LCG deems appropriate, LCG and/or the Luxor Funds may develop such plans in future.

ITEM 5  - AGREEMENTS, ARRANGEMENTS, COMMITMENTS OR UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE REPORTING ISSUER

Describe the material terms of any agreements, arrangements, commitments or understandings between the eligible institutional investor and a joint actor and among those persons and any person with respect to securities of the class of securities to which this report relates, including but not limited to the transfer or the voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Include such information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

Not applicable.

ITEM 6- CHANGE IN MATERIAL FACT

If applicable, describe any change in a material fact set out in a previous report filed by the eligible institutional investor under the early warning requirements or Part 4 in respect of the reporting issuer's securities.

Not applicable

ITEM 7 - CERTIFICATION

The eligible institutional investor must certify that the information is true and complete in every respect. In the case of an agent, the certification is based on the agent's best knowledge, information and belief but the eligible institutional investor is still responsible for ensuring that the information filed by the agent is true and complete.

This report must be signed by each person on whose behalf the report 1s filed or his authorized representative.

It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

Certificate

The certificate must state the following:

I, as the eligible institutional investor, certify, or I, as the agent filing the report on behalf of the eligible institutional investor, certify to the best of my knowledge, information and belief, that the statements made in this report are true and complete in every respect.

Dated this 10th day of November, 2020.

LUXOR CAPITAL GROUP, LP

By:	(signed) "Norris Nissim"
	Name:	Norris Nissim
	Title:	General Counsel